Exhibit 99.(e)(1)

Executive Summary

Minister’s Statement

Budget 2007 focuses on sustainability – ensuring our economy, environment, and social fabric are set on a course that protects our future generations. This Government is committed to sustainable action on all those fronts when advancing policies and initiatives in its Families – Young and Old, Economic Transformation, and National Identity objectives. In the medium term we face particular economic and fiscal sustainability challenges. We have already acted to mitigate some of these challenges – for example, by establishing the New Zealand Superannuation (NZS) Fund to address some of the future costs of our ageing population. Budget 2007 is about doing more to meet these challenges, such as raising our household savings and increasing productivity.

Medium-term challenges – saving and investing

Our household saving rate is low by world standards. There is also an imbalance in our savings with relatively high housing investment compared with financial assets. This creates difficulties for us – it means our capital markets are too shallow and we must borrow from overseas to finance investment in our businesses. Foreign lenders demand a premium, so this borrowing not only increases private debt but also means we are paying a higher price for the capital we need to grow our economy.

In order to drive economic transformation, New Zealand must clearly distinguish itself in the global economy as a dynamic and competitive place to do business. We must increase incentives for investing and innovating in our economy, which will drive the productivity improvements we need to take a sustainable step up in our living standards.

Short-term imbalances – current account deficit, higher inflation, high exchange rate

The strong growth performance over the first two terms of the Labour-led Government has come with short-term challenges. Macroeconomic imbalances have emerged in the form of a large current account deficit, higher inflation, and a very high exchange rate. These imbalances have resulted in tighter monetary policy, which given the recent increase in domestic demand, is expected to persist. This will likely result in slower growth in the March 2009 year – but with imbalances projected to ease, looser monetary policy is expected to see growth pick up in the year to 2010 as exports respond to lower exchange rates.

The Government’s response – KiwiSaver and the Business Tax Reform

Budget 2007 responds to these saving and investing challenges with two key packages: significant enhancements to the KiwiSaver scheme, and the Business Tax Reform.

In designing Budget 2007 we have had both the short term and long term in mind. In considering the short term, we have been careful not to unnecessarily exacerbate imbalances in the economy. For example, KiwiSaver has been designed to have little impact on short run demand and hence inflation. Our long term goals focus on improving growth through policies that enhance productivity, innovation, and savings in New Zealand. KiwiSaver and the Business Tax Reform are both targeted at these objectives.

Over the longer term, KiwiSaver and the Business Tax Reform support economic and fiscal sustainability by promoting a stronger savings culture and encouraging greater investment to create a more productive economy, a deeper capital base, and a more secure retirement future for all New Zealanders.

KiwiSaver was first introduced in Budget 2005 as a scheme designed to sustainably improve household saving and provide New Zealanders with a more secure retirement future. Budget

2007 invests $3 billion over the forecast period to significantly enhance the KiwiSaver scheme by introducing a tax credit for members that matches their contributions to KiwiSaver up to $20 per week (about $1,040 per year), requiring employers to match employee contributions to KiwiSaver (up to 4% of their gross salary), and introducing a tax credit for employers to offset the cost of these matching contributions (up to $20 per week per employee).

The Business Tax Reform provides incentives for our businesses to increase investment, increase innovation, and increase productivity. The package includes reducing the company tax rate from 33% to 30% (at a cost over the forecast period of $2.1 billion) and also $630 million over four years in tax credits for research and development. These changes will encourage the innovation we need to keep our firms dynamic, competitive, and productive. Budget 2007 meets the cost of the Business Tax Reform package in 2007/08 and Budget 2008 will meet future costs.

KiwiSaver and the Business Tax Reform continue this Government’s focus on targeted assistance to individuals, families, and businesses to achieve the greatest gains – in contrast with expensive across-the-board solutions, which have less impact for those who need assistance most. Previous targeted initiatives include our historic Working for Families package (Budget 2004) and our interest-free student loan policy (Budget 2006).

Further elements of the Government’s theme-driven agenda

Like Budget 2006, Budget 2007 advances key policies and initiatives in our three themes: Economic Transformation; Families – Young and Old; and National Identity.

In addition to KiwiSaver and the Business Tax Reform, initiatives in the Economic Transformation theme receive $706 million of new operating funding and $835 million of new capital funding over the forecast period. Additional investments into strengthening our firms’ international links and connections with the tertiary education sector complement the Business Tax Reform. Key investments in environmental sustainability, energy efficiency, and addressing climate change make a positive impact across all three themes – and also ensure New Zealand plays its part in creating solutions for a global problem.

Social investment is a hallmark of Labour-led governments. The enhancement in KiwiSaver will help redress the widening inequalities in wealth in our society. Budget 2007 also continues the social investment tradition by investing over $3.9 billion in operating funding and $414 million in capital funding over four years into Families – Young and Old initiatives. This funding meets commitments to our support partners by raising New Zealand Superannuation to 66% of the average wage and continuing to roll-out further frontline police. We are also providing further substantial investment into health and education.

In Budget 2007 we are spending over $1 billion in operating funding and $33 million in capital funding over four years on initiatives that advance our unique National Identity – overseas as well as at home. Budget 2007 builds our international presence, by boosting our official development assistance and defence spending.

The Government has recorded operating and cash surpluses in recent years. Beyond 2006/07, the Government is forecast to record cash shortfalls averaging $1.4 billion per annum for the next four years. As a result, gross sovereign issued debt is forecast to increase in dollar terms but to decline as a percentage of Gross Domestic Product from 22.6% in 2005/06 to 21.8% by 2010/11, consistent with the Government’s fiscal strategy.

Hon Dr Michael Cullen
Minister of Finance

9 May 2007

The Government’s Finances at a Glance

New Zealand’s Economy

•             After a brief period of slow economic growth, real GDP growth has picked up again.  This is expected to be maintained over calendar 2007.

•             The pick up in growth is due primarily to a rebound in domestic demand growth.  Household consumption and investment spending have rebounded, as has business investment.  Government consumption and investment is also expected to continue to contribute to quarterly growth.

•             The central forecasts see year-on-year growth of 2.6% over the year to March 2008 up from 1.7% in the March 2007 year.

•             The rebound in growth suggests that inflation pressures and the current account deficit are likely to remain elevated for some time.  Short term interest rates and the New Zealand dollar are also likely to remain high for some time.

•             Real GDP growth is expected to slow to 1.6% in the March 2009 year, before increasing to around 3% in the following year.

The Government’s Fiscal Position

•             The forecasts in Budget 2007 have been prepared under a new set of accounting standards – New Zealand equivalents to International Financial Reporting Standards (NZ IFRS).  These new standards will be part of Generally Accepted Accounting Practice (GAAP) for financial statements relating to periods commencing after 1 January 2007.

•             To help navigate the transition from current reporting standards (Old GAAP) to NZ IFRS (New GAAP) this chapter uses:

•             old GAAP numbers only for actual results to June 2006

•             new GAAP numbers only for forecasts beyond 2007, and

•             both Old GAAP and New GAAP numbers for forecasts to June 2007.

•             Core Crown expenses are forecast to rise from 31.9% of GDP to 33.1% of GDP by 2010/11 mainly as a result of past budget initiatives such as Working for Families and the enhancement to KiwiSaver announced in Budget 2007. The increase in core Crown expenses to GDP is short term flattening out from 2008/09 onwards.

•             Core Crown revenues relative to GDP are forecast to remain relatively flat, growing in line with the economy.

Real GDP growth

Annual average % change

Source:   The Treasury

Core Crown revenue and expenses*

Source:   The Treasury

Operating balance*

Source:   The Treasury

*  Old GAAP numbers are used for actual results to June 2006 and new GAAP numbers for forecasts beyond 2007.  Both Old GAAP and New GAAP numbers for forecasts to June 2007

•             The operating balance declined as a proportion of GDP from 7.3% in 2005/06 to 3.8% in 2006/07 due mainly to several one-off positive revaluations (e.g. investment gains) and accounting changes (e.g. recognition of provisional tax revenue) in 2005/06 and a number of one-off expenses in 2006/07 (e.g. a write down in tax and fines receivable and an increase in the ACC insurance liability).

•             Beyond 2006/07 the operating balance continues to decrease but at a much lesser rate.

•             The operating balance breakdown demonstrates how the operating surplus will be used over the forecast period. This includes entities retaining their surpluses for the purpose of achieving their long-term objectives (ACC, EQS, and NZS Fund) and entities retaining their surpluses to accumulate assets (SOEs and some Crown entities). The remaining 48% of the accumulated operating balance is then available for the Government’s investing activities such as contributions to the NZS Fund and its general capital programme.

•             The Government has $1.7 billion cash available in 2006/07 after allowing for operating and capital decisions.

•             The declining operating balances over the forecast period mean that the Government is now moving from cash surpluses to deficits. Beyond 2006/07, the government is forecast to record cash shortfalls averaging $1.4 billion per annum for the next four years.

•             This cash shortfall is met by borrowing. The Government’s intended bond programme has been set at around $2.5 billion per annum, amounting to $12.5 billion of new borrowings over the forecast period. $8.6 billion of the new borrowing replaces maturing debt. The balance of new debt issued of $3.9 billion is used to meet the cash shortfall.

•             Gross sovereign issued debt is forecast to increase in dollar terms and to decline as a percentage of GDP from 22.6% in 2005/06 to 21.8% by 2010/11.

•             The accumulated assets of the NZS Fund are projected to rise from 6.3% of GDP in 2005/06 to 13.8% of GDP by 2010/11.

•             The NZS Fund is forecast to be $27 billion (13.8% of GDP) by 2010/11.

Accumulated operating balance breakdown

Source:   The Treasury

Core Crown cash position

Source:   The Treasury

Debt position*

Sources:   The Treasury

Net core Crown debt including NZS Fund*

Source:   The Treasury

*  Old GAAP numbers are used for actual results to June 2006 and new GAAP numbers for forecasts beyond 2007.  Both Old GAAP and New GAAP numbers for forecasts to June 2007

Main Spending and Revenue Decisions in Budget 2007

Budget 2007 directs new funding to the three priorities of the third-term Labour-led Government. These priorities are:

•             Economic Transformation – raising productivity, building a skilled workforce, raising research capability and investing in our infrastructure.

•             Families – Young and Old – building stronger families which are healthier, better educated, and feel safer in their communities.

•             National Identity – building a unique national identity through increasing New Zealanders’ connections with arts, culture, sporting success and our presence on the international stage through defence and development assistance.

Overview of New Expenditure

Budget 2007 commits:

•             new operating spending and revenue commitments of $2.5 billion in 2007/08, rising to $3.1 billion in 2009/10, and

•             $1.6 billion of new capital spending over the next four years with $825 million in 2007/08.

New operating spending (% over four years)

Source:   The Treasury

New capital spending (% over four years)

Source:   The Treasury

New operating spending and revenue commitments in Budget 2007

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Economic Transformation	(99.8)	154.8	182.4	165.1	203.8	706.0
Families - Young and Old	(19.8)	1,000.7	1,048.5	993.9	936.2	3,979.3
National Identity	5.7	185.2	223.9	295.9	366.5	1,071.5
Other	5.9	476.5	430.2	493.7	523.2	1,923.5
Business Tax Package	0.0	108.4	0.0	0.0	0.0	108.4
KiwiSaver enhancement	0.0	303.3	692.8	1,006.2	1,214.0	3,216.3
Removing income tax threshold indexation	0.0	(85.0)	(395.0)	(425.0)	(535.0)	(1,440.0)
Between Budget Contingency	(21.8)	335.6	306.0	399.5	432.2	1,473.2
Total Budget 2007 Operating	(129.8)	2,479.4	2,488.8	2,929.2	3,140.9	11,038.3

New capital spending for Budget 2007

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Economic Transformation	40.0	346.0	220.1	150.1	119.1	835.2
Families - Young and Old	0.5	240.3	90.9	22.5	60.1	413.8
National Identity	4.0	46.6	(4.8)	(3.4)	(5.8)	32.6
Other	0.1	1.7	0.0	0.0	0.0	1.7
Business Tax Package	0.8	4.1	0.0	0.0	0.0	4.1
Between Budget Contingency	0.0	186.1	80.5	56.5	23.3	346.4
Total Budget 2007 Capital	45.5	824.8	386.7	225.7	196.7	1,633.8

The Executive Summary provides more detail on the above spending and revenue commitments. All figures are four-year totals (2007/08 to 2010/11) unless otherwise stated.

KiwiSaver

KiwiSaver is part of a package of Government initiatives designed to increase the level of savings of New Zealand households.  KiwiSaver is designed to facilitate a change in the saving behaviour of individuals by encouraging a long-term saving habit and asset accumulation by individuals who aspire to have more than a basic standard of living in retirement.

In the longer term, higher levels of saving should help alleviate pressure on inflation and the current account. Over time, sustained higher levels of saving should also strengthen capital markets and contribute to higher living standards.

The original KiwiSaver model announced in Budget 2005 had a limited set of Government incentives offered to members:

•             a $1,000 kickstart payment to each member upon joining

•             a fee subsidy, which the Government has since confirmed to be $40 per member per annum, and

•             a housing deposit subsidy of up to $5,000, available after three years of saving into KiwiSaver for eligible members (eligibility is governed by income caps and regional house price caps).

In Budget 2007, the Government has significantly enhanced these incentives to support its objectives for KiwiSaver:

•             For a better retirement – KiwiSaver is a simple, easy and low cost vehicle through which individuals can save for their retirement. The additional incentives will encourage greater take-up and make it easier for people to secure an adequate income in retirement.

•             For a fairer society – KiwiSaver provides a greater and broader ownership stake in New Zealand. Together with Working for Families, KiwiSaver will help to reduce large inequalities in wealth, which tend to undermine social cohesion.

•             For a more productive labour force – KiwiSaver will assist employers in offering a competitive package of workplace rewards that can attract and retain staff.

Budget 2007 invests an additional $3.2 billion into KiwiSaver over four years. This is, in part, made up of:

From 1 July 2007

•             Providing a KiwiSaver Member Tax Credit to match member contributions into KiwiSaver at a rate of 100%, up to a cap of $20 per week (about $1,040 per year).

Budget 2007 invests $1.6 billion over four years for this KiwiSaver Member Tax Credit.

From 1 April 2008

•             Phasing in compulsory matching employer contributions. From 1 April 2008 employers will be required to contribute 1% of an employee’s gross salary and wages into their KiwiSaver account if that employee is contributing to KiwiSaver (or a complying fund). The rate of compulsory employer contributions will increase by 1% each year until 2011/12, when the compulsory contribution reaches 4%.

•             Providing a KiwiSaver Employer Tax Credit to reimburse employers for their contributions to employees’ KiwiSaver accounts by providing a tax credit at a rate of 100% up to a maximum of $20 per week per employee (about $1,040 per year).

Budget 2007 invests $1.4 billion over four years for this KiwiSaver Employer Tax Credit.

The Government expects the enhanced incentives to significantly increase the take-up of KiwiSaver.

As a result, expenditure on the kickstart payment, fee subsidy and interest payment(1) has increased or been brought forward.

Funding has also been set aside in a contingency to fund the additional costs borne by Inland Revenue to implement the new KiwiSaver incentives.

(1)              Interest payable by Inland Revenue on KiwiSaver members’ contributions while they await being forwarded to KiwiSaver scheme providers.

The Government also recognises that, as an employer, it will face costs associated with the phasing in of the compulsory employer contributions.

Business Tax Reform

As part of its Economic Transformation agenda, the Government aims to foster an environment that enables New Zealand businesses to grow and compete in a global economy. Continued transformation towards a sustainable economy built on innovation and quality, producing the kinds of products for which the rest of the world will pay a premium, is central to the Government’s economic policy. Tax policy has a key role to play in supporting these objectives and, through the Business Tax Reform, the Government has committed to investing $3.4 billion over four years on measures that meet its objectives. The majority of the investment will be met by Budget 2008. The new measures comprise:

•             Reducing the company tax rate from 33% to 30%, at a cost of $2.1 billion over four years, and additional transitional costs of $130 million, so that businesses are able to keep more of their profits and so that New Zealand is a more attractive location internationally from which to generate profits.

•             Reducing the tax rate for widely-held savings vehicles and the top tax rate for Portfolio Investment Entities from 33% to 30%, at a cost of $180 million over four years.

•             Introducing a tax exemption for the active income (income derived from active business, such as from manufacturing or industrial activity) of New Zealand controlled foreign companies, at a cost of $112.5 million over four years, to allow New Zealand-based firms to globalise at a lower tax and compliance cost.

•             Investing $630 million over four years on a tax credit for research and development, to encourage greater innovation and dynamism in New Zealand businesses and to make New Zealand a more attractive location for innovative businesses.

•             Providing an additional $87.8 million over four years for the Market Development Assistance Scheme (MDAS).  MDAS is aimed at encouraging firms to take new products to new markets, and encouraging growth in both exports and national income.

•             Spending $53 million over four years to boost participation in industry training and to enable the Government’s growth targets for such training to be achieved.

The Business Tax Review also raised the issue of tax compliance costs, and submissions on the review suggested that reducing these compliance costs was a high priority.  As a result, the Government intends to release a discussion document exploring potential measures for simplifying tax compliance, focused particularly on smaller businesses.  The Government recognises the importance of continuing to reduce tax compliance burdens over time, and that compliance costs often have a disproportionate impact on smaller businesses.  Making it easier and less costly for a business to meet its tax obligations can free up valuable economic resources, allowing them to be redirected towards more productive activities, thus improving productivity and competitiveness.

The investment in KiwiSaver – as well as the Business Tax Reform – in Budget 2007 adds to the considerable investment in tax policy initiatives, and initiatives implemented through the tax system, since Budget 2004:

($ million)	2006/07	2007/08	2008/09	2009/2010	2010/11
Working for Families: Budget 2004	896.1	1,121.9	1,121.9	1,121.9	1,121.9
KiwiSaver: Budget 2005	105.7	300.9	167.2	167.2	167.2
Working for Families: Budget 2006	360.0	485.0	500.0	500.0	500.0
KiwiSaver: Budget 2007	0.0	303.3	692.8	1,006.2	1,214.0
Business Tax Reform: Budget 2005	319.0	466.9	415.6	415.6	415.6
Business Tax Reform: Budget 2007 and Budget 2008 (from 2008/09)	—	108.4	1,056.3	1,135.4	1,129.5
Total	1,680.8	2,786.4	3,953.8	4,346.3	4,548.2
Total as % of GDP	1.0	1.6	2.2	2.3	2.3

Economic Transformation

Economic Transformation: New funding in Budget 2007

Operating

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Environmental Sustainability, Energy Efficiency, and Climate Change(2)	0.0	20.1	20.4	15.4	11.7	67.4
Increasing International Connections	0.0	8.8	11.1	7.5	6.9	34.3
Improving Tertiary Skills	(90.6)	26.4	58.0	40.2	45.0	169.6
Lifting Firms’ Innovative Capacity	0.0	25.0	13.6	13.4	15.0	67.0
Other Economic Transformation Initiatives	(9.2)	74.6	79.3	88.6	125.3	367.8
Total Operating	(99.8)	154.8	182.4	165.1	203.8	706.0

Capital

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Environmental Sustainability, Energy Efficiency, and Climate Change	0.0	0.5	0.5	0.6	0.0	1.6
Increasing International Connections	0.0	1.4	3.3	0.1	0.1	5.0
Improving Tertiary Skills	(20.0)	35.9	55.2	(5.3)	(6.1)	79.7
Infrastructure	60.0	160.0	150.0	150.0	125.0	585.0
Other Economic Transformation Initiatives	0.0	148.1	11.1	4.7	0.0	163.9
Total Capital	40.0	346.0	220.1	150.1	119.1	835.2

In addition to the KiwiSaver and Business Tax Reform packages, key elements in the Economic Transformation theme include:

Increasing international connections

Increasing international connections is an important part of the Government’s strategy for sustainable economic transformation, particularly given the focus of 2007 as ‘Export Year’. Key initiatives for Budget 2007 include:

•             $94 million over four years towards further market assistance for New Zealand firms, including helping firms to develop and expand overseas markets, in-market assistance for firms locating and transacting in strategic offshore markets, and supporting overseas networking opportunities. This includes $87.8 million from the Business Tax Reform package for the Market Development Assistance Scheme (MDAS)

•             $33 million over four years of operating and capital funding towards developing better export links with Asia, including increasing New Zealand Trade and Enterprise services in Asia, strategic tourism marketing of New Zealand in China, and planning for New Zealand’s participation at Expo 2010 in Shanghai.

(2)             In addition to these amounts, $23 million over four years has been set aside for policy development and implementation of an interest-free loans scheme to support home energy efficiency measures; $15 million over four years has been set aside for implementation of the home energy rating scheme after the policy is fully developed; and $5.4 million from Vote Health will contribute to the EnergyWise Home Grants scheme.

Improving tertiary skills

In Budget 2007, the Government’s focus is on improving the quality and relevance of tertiary education by ensuring the successful implementation of the Tertiary Reforms. This budget will redirect $259.1 million of operating funding over four years (plus $68.9 million in 2006/07) that had previously been earmarked for the provision of sub-degree education into a package of high-quality initiatives that will enable the tertiary system to better fulfil New Zealand’s needs, and provide better value for money. The tertiary package will also be partially funded by one-off operating under-spends of $21 million in 2006/07, and an additional investment of $79.7 million of capital funding over four years. Further funding for industry training is being provided through the Business Tax Reform.

This investment is in addition to the $199.5 million of operating funding previously appropriated to increase funding rates for tertiary education by the rate of forecast Consumer Price Index (CPI) inflation on a rolling triennium, which has been charged against Budget 2007.

Key initiatives to be funded in Budget 2007 include:

•             $89 million to strengthen universities’ international competitiveness plus $40 million to support strategic change in the university sub-sector

•             $21 million in operating funding and $55 million in capital funding to support the distinctive contributions of the Institutes of Technology and Polytechnics (ITPs) sub-sector

•             $35 million in capital funding to support strategic change in ITPs and wananga through the Quality Reinvestment Programme

•             $6 million to build the research capability of the wananga sub-sector

•             $53 million to provide for increased growth in participation in industry training as part of the Business Tax Reform, plus a further $15.8 million in sector leadership funding for Industry Training Organisations

•             $28.9 million in operating funding to increase student access to allowances and scholarships (which will be partially offset by a consequent reduction in demand for student loans)

•             $14 million in additional funding for the Performance Based Research Fund to increase research activity and also increase the quality of research outputs in New Zealand.

Lifting firms’ innovative capacity

A key component of the Economic Transformation agenda is to lift firms’ innovative and absorptive capacity and improve research links between firms, Crown Research Institutes (CRIs) and Tertiary Education Institutes and align tertiary skills to the needs of business.

Budget 2007 commits an additional $67 million over four years to support innovation and improve linkages. Key initiatives include:

•             lifting business performance through research development to boost private sector R&D and research into innovative foods, beverages and other new products

•             building science capability through CRIs and the Marsden Fund

•             improving sustainability and primary sector productivity and funding for Pastoral 21

•             increasing high value exports by developing a 3D digital graphics cluster through leveraging the expertise and networks of an industry leader.

Environmental sustainability, energy efficiency, and climate change

Budget 2007 demonstrates the Government’s leadership on sustainability by spending $30.5 million operating and $1.6 million capital over four years on a range of measures to enhance sustainability in the government, business and household sectors. These include:

•             building sustainability into procurement by government agencies and improving eco-verification, to grow the market for sustainable goods and services

•             working in partnership with business to enable firms to adopt more sustainable practices and to use them for competitive advantage

•             a household sustainable living programme focused on promoting the uptake of sustainable behaviour and actions in the home

•             moving the Public Sector towards carbon neutrality, and

•             partnering with local government to construct a network of public space recycling bins throughout New Zealand.

Budget 2007 commits $72.4 million towards energy efficiency initiatives:

•             The EnergyWise package of initiatives invests in programmes to support fitting of insulation and clean, energy efficient heating to houses, establishing a home energy rating scheme, and general promotion of energy efficiency. This represents an investment of $34.4 million over four years, $15 million of which is levy funded.

•             In addition, $23 million over four years has been set aside for policy development and implementation of an interest-free loans scheme to support home energy efficiency measures; and $15 million over four years has been set aside for implementation of the Home Energy Rating Scheme after the policy is fully developed. This funding is expected to be approved later on this year, and will be reflected in the 2007/08 Supplementary Estimates of Appropriations (to be published in May 2008).

As well as moving the public sector towards carbon neutrality, Budget 2007 sees the Government spend $12 million addressing climate change over four years on:

•             providing international leadership and establishing international partnerships on agriculture and forestry research

•             research into the impact of climate change on New Zealand and techniques for mitigation and adaptation.

Infrastructure

Budget 2007 continues the Government’s commitment to historically unprecedented levels of investment in transport infrastructure. Major spending includes:

•             $500 million in capital funding will be provided over the four year forecast period to contribute towards the electrification of Auckland’s rail network, the upgrade and maintenance of Wellington’s network, and improvements to the national network. An additional $150 million will also be provided over 2011/12 to 2012/13

•             $145 million of capital in 2006/07 and 2007/08 to be set aside to ensure that the State Highway Construction Plan, which the Government guaranteed against revenue reductions and cost escalation last Budget, can still be delivered in the case of unexpected input cost increases

•             Budget 2007 paves the way for regions to raise funds through a regional fuel tax for specific transport capital projects that would otherwise not attract funding within the timeframe that regions might desire. The first region to benefit from a regional fuel tax is likely to be Auckland, where a 10 cents per litre regional fuel tax on petrol and diesel could raise about $120 million a year and could support a debt of about $1.5 billion over 30 years.

Further initiatives across the Economic Transformation theme

A taxation bill to follow the Budget will remove both the current $1,890 rebate threshold on charitable donations made by individuals and the 5% deduction limit on donations made by companies and Maori authorities. It is estimated that this will cost the Government $65 million over four years.

Speculative activity has played a part in pushing up house prices and household debt levels. Inland Revenue will expand its audit activity to ensure property speculators pay their fair share of tax. Budget 2007 provides a further $14.6 million to Inland Revenue over 2007/08 to 2009/10 to strengthen its auditing of property transactions.

Families – Young and Old

Families – Young and Old: New funding in Budget 2007

Operating

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Health	0.0	750.0	750.0	750.0	750.0	3,000.0
Schooling, Early Childhood Education, and Youth Interventions	(26.9)	49.1	101.6	106.5	102.0	359.3
Investing in Police and the Justice Sector	1.4	82.6	84.4	76.5	78.1	321.5
New Zealand Superannuation Guaranteed at 66% of the Average Wage	23.8	97.3	94.4	59.4	5.8	256.9
Other Families - Young and Old Initiatives	(18.1)	21.7	18.1	1.5	0.3	41.7
Total Operating	(19.8)	1,000.7	1,048.5	993.9	936.2	3,979.3

Capital

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
Schooling, Early Childhood Education, and Youth Interventions	0.0	197.8	25.1	15.4	0.0	238.3
Health	0.0	0.0	0.0	0.0	60.0	60.0
Investing in Police and the Justice Sector	0.0	31.9	34.9	0.2	0.1	67.0
Other Families - Young and Old Initiatives	0.5	10.5	30.9	7.0	0.0	48.4
Total Capital	0.5	240.3	90.9	22.5	60.1	413.8

In addition to the KiwiSaver package, key elements in the Families – Young and Old theme include:

New Zealand Superannuation guaranteed at 66% of the average wage

The Government has committed to setting the net married couple rate of New Zealand Superannuation (NZS) at 66% of the net average wage, with effect from 1 April 2007. Other rates of NZS were also adjusted accordingly, including those of Veteran’s Pension, meaning older New Zealanders enjoyed a 5% lift in their after-tax pension income. As part of this package, the income thresholds for abatement of both the Disability Allowance and the Community Services Card were increased to ensure no superannuitants or veterans would lose their eligibility to these entitlements. This represents expenditure of $280.7 million from 2006/07 to 2010/11.

Health

Budget 2007 commits an extra $3 billion over four years to the health sector. This aims to achieve better health for all New Zealanders, with initiatives that will improve child and youth health, strengthen family health and improve access to and quality of health services.

A substantial component ($1.9 billion) is devoted to sustaining the inflation-adjusted health expenditure per person. This component enables sector agencies to manage cost and volume pressures, including the effects of an increasing and ageing population, inflation, and the advance of medical technologies. Other initiatives in Budget 2007 include:

•             expanding the elective surgery initiative ($238 million)

•             increasing the focus on obesity through Healthy Eating-Healthy Action and Get Checked ($63.9 million)

•             furthering the Cancer Control strategy ($26 million)

•             modernising information technology infrastructure ($61.8 million)

•             improving services for people with disabilities and older people, including through addressing workforce issues arising from low-paid workers in DHBs and within aged residential and home based support settings ($356 million)

•             addressing emerging pressures on DHB pharmaceutical budgets ($80 million)

•             including the pneumococcal vaccine in the National Immunisation Schedule to protect the public from this disease ($68 million).

1,000 Police/Justice

Budget 2007 ensures New Zealanders will have a safe and just society through increased funding to the justice sector, including:

•             the second tranche of extra frontline police officers and additional capacity in the Justice sector for the initial flow-on effects ($194.6 million operating, $10.2 million capital)

•             construction of permanent premises for the Supreme Court, including refurbishment of the historic Wellington High Court ($10.5 million operating set aside in Budget 2006, and $45.9 million capital from Budget 2007 allocations)

•             funding for the Human Rights Commission to ensure business continuity, and to improve service delivery ($8.2 million operating, $540,000 capital)

•             funding to allow the Police Complaints Authority to investigate and review complaints against Police within agreed timeliness and quality standards ($2.4 million operating)

•             implementation of the Coroners Act, including establishing the Office of the Chief Coroner, nine Coronial offices around the country with 14 full-time Coroners and a new Coronial Services Unit in the Ministry of Justice ($17.8 million operating and $5.6 million capital).

Schooling, early childhood education and youth interventions

The Government remains committed to the future of young New Zealanders. Budget 2007 invests more than half a billion dollars in major initiatives including:

•             $64.6 million to provide an inflation adjustment for early childhood education (ECE) centre funding rates and free ECE funding rates, and a funding increase to Kōhanga Reo

•             $238.3 million of capital funding for school property, including building 14 new schools, 180 new classrooms and 10 new school gyms, modernising existing schools and development for kura and wharekura

•             $133.4 million for 702 extra Year 1 teachers to bring the teacher to pupil ratio down to 1:18 by the start of the second term in 2008. This is designed to boost foundational literacy and numeracy for younger students and progress towards the 1:15 target

•             A four per cent increase in school operational funding, with $140 million to target pressures identified in the review of operational funding, and other initiatives including relief teachers and schools sharing IT expertise, and

•             $3.3 million to maintain support for youth programmes such as Project K and AIMHI.

National Identity

National Identity: New funding in Budget 2007

Operating

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
New Zealand in the World	3.4	149.4	194.5	266.5	337.1	947.5
Connecting to our heritage	2.3	15.0	8.3	8.3	8.0	39.5
Reconciliation	0.0	7.7	8.0	8.0	8.0	31.7
Other National Identity Initiatives	(0.0)	13.1	13.1	13.1	13.4	52.7
Total Operating	5.7	185.2	223.9	295.9	366.5	1,071.5

Capital

$ millions, GST exclusive	2006/07	2007/08	2008/09	2009/10	2010/11	4 yr total
New Zealand in the world	0.0	45.6	0.0	0.0	0.0	45.6
Other National Identity Initiatives	4.0	1.0	(4.8)	(3.4)	(5.8)	(13.1)
Total Capital	4.0	46.6	(4.8)	(3.4)	(5.8)	32.6

New Zealand in the world

The Government is strengthening the presence of New Zealand in the world through:

•             increasing New Zealand’s annual Official Development Assistance by $246 million (over and above existing funding) by 2010/11. This increase will bring New Zealand’s Overseas Development Assistance contribution to 0.35% of Gross National Income, allowing us to address further urgent Pacific and Asian development needs

•             continuing to meet our Defence operating funding pre-commitments by allocating the Defence Funding Package increment of $58 million per annum from 2007/08. This commitment contributes to the development of military and organisational capability

•             funding an increase in the Ministry of Foreign Affairs and Trade baselines of $105 million over four years to strengthen the Ministry’s overseas networks and increase its capability to deal with our international priorities

•             continuing the New Zealand Police’s contribution to the Regional Assistance Mission to the Solomon Islands and the Solomon Islands Police Force

•             committing $3.6 million to fund the RV Tangaroa’s Ross Sea research expedition, contributing to New Zealand’s participation in International Polar Year activities and to biodiversity outcomes. Additional funding of $3 million over three years has been agreed for a Census of Antarctic Marine Life through Vote Fisheries, and $4.5 million over three years for a contestable science research fund to support the International Polar Year has been provided through Vote Research, Science and Technology.

Connecting to our heritage

Budget 2007 commits $8 million in operating funding and $200,000 capital funding over four years to the National Library of New Zealand to support the Government’s Digital Content Strategy. Key initiatives include:

•             providing expert information and advice relating to the creation, preservation and protection of New Zealand digital content (Digital New Zealand)

•             enhancing access through public library networks (People’s Network).

Budget 2007 meets the Government’s commitment to Vietnam Veterans and their families with a total of $16.5 million over the five-year period 2006/07 to 2010/11. This funding is in relation to the provision of a welcome home ceremony, medallic recognition and other initiatives around the health and well-being of veterans and their families.

Reconciliation

Budget 2007 commits $35.6 million to Māori and Treaty-related initiatives. Key areas include:

•             enhancing the Māori Television Service ($20.1 million)

•             meeting the 2020 Waitangi Tribunal settlement deadline ($7.7 million)

•             increased operational funding for Iwi Māori Radio ($4 million)

•             meeting Treaty of Waitangi settlement objectives and improved implementation of settlements involving cultural redress ($4 million).

Further initiatives across the National Identity theme

Critical capability needs within National Identity agencies are being addressed through Budget 2007, which is providing:

•             $13.3 million to maintain Department of Conservation capability

•             around $2 million a year for the Ministry for Culture and Heritage to increase service delivery and enhance the value of its outputs

•             $5.1 million to enable Radio New Zealand to maintain core services

•             $8.1 million to maintain Archives New Zealand’s capability

•             $4 million for National Library capability.

In addition, the Government is investing $8 million in New Zealand On Air – to maintain services and develop appropriate programming for the emerging digital environment.

The Government is also providing $8 million to the Department of Conservation to prevent loss of biodiversity at nationally important freshwater sites through integrated management of pests.

Increase in Government commitments between 2006/07 and 2007/08

Total Increase in Government commitments from 2006/07 to 2007/08

Source:   The Treasury

Increase from 2006/07 to 2007/08 due to previous Budgets decisions

Source:   The Treasury

Capital spending committed to 2007/08

Source:   The Treasury

Operating spending

In the next financial year Government decisions will lead to an increase of $3,758 million to the total operating expenses. The increase is driven by:

•             New spending in Budget 2007, which contributes $2,172 million to the overall increase in spending. This new spending is centred on the three priority themes for the Government, described in detail under the previous section.

•             Decisions this Government made in previous budgets (Budget 2004, Budget 2005, and Budget 2006), which contribute $920 million to the overall increase in spending. In particular, this is driven by our decisions in Budgets 2004 and 2005 with the large expected increases in Working for Families and the original KiwiSaver.

•             Changes to some well-established policies that are often indexed to inflation or are demand-driven.  The main contributor in this category is benefit indexation, which will increase this year by a total of $456 million.  Other forecasting changes contribute $116 million to the total change.

Capital spending committed to 2007/08

Total spending on capital committed by this Government for the next financial year in Budget 2007 and in previous Budgets is close to $2.4 billion.

•             Budget 2007 is committing $825 million of capital projects for the next financial year.  Capital commitments are made to enhance our infrastructure to ensure efficient delivery of services to support economic transformation, our families – young and old, and secure our national identity.

•             In previous Budgets this Government committed an additional $1,528 million to the 2007/08 financial year.  This spending was mainly centred on infrastructure in health, tertiary education, rail, corrections and transport.  Note that while this is the amount that was budgeted for in previous years, the actual spending could vary depending on timing changes made.